

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 13, 2018

Joel Mostrom
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-36876**

Dear Mr. Mostrom:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and long-lived asset impairment, page 53

1.　　We note that you fully impaired SPIG's goodwill during the second quarter of fiscal year 2018 due to issues with specific contracts, changes to SPIG's market strategy, and lower bookings than previously forecasted. We also note that SPIG has incurred increased losses for the six months ended June 30, 2018. As such, please provide disclosures for the material uncertainty associated with SPIG's identifiable intangible assets, including the specific factors that could lead to an impairment charge, or provide us with the specific facts and circumstances that indicate there is not a material uncertainty. Please refer to

Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures.

Note 10 – Provision for Income Taxes, page 85

2.   We note that you have net deferred tax assets of $93.3 million as of December 31, 2017, and that you have been in a three-year cumulative loss position since December 31, 2016. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance is not needed as of December 31, 2017. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30-16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48, and ASC 740-10-55-120 - 740-10-55-123 for guidance. Please also address this comment as it relates to your net deferred tax assets as of June 30, 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844, or Sherry Haywood, Staff Attorney, at (202) 551-3345, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction